UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GARRISON CAPITAL INC.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
366554 10 3
(CUSIP Number)
Garrison Investment Group LP 1350 Avenue of the Americas New York, NY 10019 (212) 372-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 26, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366554-10-3
1	Name of Reporting Person Garrison Investment Group LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,334,521
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,334,521
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percentage of Class Represented by Amount in Row (11) 31.8%
14	Type of Reporting Person PN

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (“Common Stock”), of Garrison Capital Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1350 Avenue of the Americas, New York, NY 10019.

 Item 2.  Identity and Background.

(a) This statement on Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Garrison Investment Group LP, a Delaware limited partnership (“Garrison Investment Group”).

(b) The business address and the address of the principal executive offices of Garrison Investment Group is 1350 Avenue of the Americas, New York, NY 10019.

(c) Garrison Investment Group is an alternative investment and asset management firm.

(d) During the last five years, Garrison Investment Group has not been convicted in a criminal proceeding.

(e) During the last five years, Garrison Investment Group has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Garrison Investment Group is a limited partnership organized under the laws of the State of Delaware.

Item 3.   Source and Amount of Funds or Other Consideration.

Not applicable. As set forth in Item 5, the shares of Common Stock reported herein relate to prior acquisitions not previously required to be reported.

Item 4.   Purpose of Transaction.

Each of the 5,334,521 shares of Common Stock over which Garrison Investment Group has beneficial ownership was acquired solely for investment purposes.

Item 5.   Interest in Securities of the Issuer.

As of the date hereof, Garrison Investment Group may be deemed to be the beneficial owner of 5,334,521 shares of Common Stock, representing 31.8% of the total issued and outstanding shares of Common Stock.  All percentages set forth in this statement on Schedule 13D are based upon the 16,758,779 shares of Common Stock issued and outstanding as of April 2, 2013.

Garrison Investment Group or one of its affiliates serves as investment adviser to GSOF-SP LLC, GSOF-SP II LLC, GSOF-SP DB LLC, GSOF LLC, GSOIF Corporate Loan Pools Ltd., Garrison Capital Offshore Ltd., Garrison Capital Fairchild I Ltd. and Garrison Capital Fairchild II Ltd., which directly own 601,605, 316,374, 522,424, 342,330, 205,892, 2,430,539, 338,086 and 577,271 shares of Common Stock, respectively. Garrison Investment Group’s beneficial ownership of 5,334,521 shares of Common Stock is comprised of its indirect beneficial ownership of the 5,334,521 shares of Common Stock owned directly by such entities. Each entity received shares of Common Stock in exchange for the limited liability company interests each entity owned in Garrison Capital LLC, the Issuer’s predecessor entity, upon the conversion of the Issuer from a Delaware limited liability company to a Delaware corporation on October 9, 2012.  Garrison Investment Group and its affiliates may be viewed as having shared dispositive power over all of the 5,334,521 shares of Common Stock owned directly by such entities, although voting rights to the Common Stock have been passed through to the members or limited partners of each entity.  Garrison Investment Group disclaims beneficial ownership of such shares of Common Stock, except to the extent of its pecuniary interest therein.

Item 6.  Contracts, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer.

Each of the 5,334,521 shares of Common Stock over which Garrison Investment Group has beneficial ownership is subject to a lock-up agreement that provides, among other things, that such shares shall not be offered, pledged, sold or otherwise disposed of for a restricted period of 180 days after March 26, 2013, unless certain waivers are obtained.

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 5, 2013

Garrison Investment Group LP
By:	/s/ Brian Chase
Name:	Brian Chase
Title:	Chief Financial Officer